OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

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Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD AND GOLD TORRENT ANNOUNCE AN UPDATED MINERAL RESOURCE FOR THE WILLOW CREEK PROJECT IN ALASKA

Vancouver, BC, Canada – March 7, 2016 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Gold Torrent, Inc., (“Gold Torrent”) (OTC-QB:GTOR) announce an updated mineral resource for Willow Creek, Alaska. The Willow Creek Project is located approximately 121 km north of Anchorage, Alaska, in the Willow Creek mining district. The contiguous project claim block includes 43 patented and 62 State of Alaska lode mining claims covering a total area of approximately 4,290 hectares.

The Willow Creek Project is being developed through a joint venture partnership between Miranda and Gold Torrent, with Gold Torrent currently earning a 70% equity interest through the funding of the first US$10 million in development costs.

Completion of the updated mineral resource estimate for the Willow Creek Project allows Gold Torrent to move forward with their planned Preliminary Feasibility Study, anticipated to be released during the first half of 2016.

A National Instrument 43-101 (“NI 43-101) technical report on mineral resources will be published on SEDAR within 45 days.

HIGHLIGHTS

•                     The updated mineral resource estimate for the Willow Creek Project completed by Hard Rock Consulting, LLC (“HRC”) comprises 121,500 ounces of gold contained in 206.5 thousand tonnes grading an average of 18.3 grams per tonne (“g/t”) gold classified as Measured and Indicated mineral resources. An additional 35,150 ounces of gold contained in 59.0 thousand tonnes grading an average of 18.5 g/t gold are classified as Inferred mineral resources.  All of the estimated mineral resources are based on a 5.0 g/t cutoff.

•                     An improved understanding of the geologic controls on mineralization resulted in a significant increase in the mineral resource estimate for the Willow Creek Project.

•                     An updated model has been expanded to include a portion of Lucky Shot area. In total, mineral resources at the Willow Creek Project include 8 veins in the Coleman area and 2 veins in the Lucky Shot area. The mineral resource estimate is based on information from 174 drillholes.

•                     Potential exists to increase the mineral resources at the Willow Creek Project through drilling down-dip extensions of the Coleman and Lucky Shot area, and the exploration targets in the War Baby and Murphy areas along strike to the east.

2016 Updated Mineral Resource Estimate

Table 1 – Mineral Resource Statement for the Willow Creek Project, Matanuska-Susitna Borough, Alaska, Hard Rock Consulting, LLC, Effective Date of February 1, 2016

Classification	Gold
	Tonnes (x1000)	g/t	Ounces (x1000)
Measured	57.9	26.8	49.9
Indicated	148.6	15	71.6
Measured + Indicated	206.6	18.3	121.5
Inferred	59.0	18.5	35.1

Note: Measured, Indicated and Inferred mineral classifications are assigned according to CIM Definition Standards. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability and there is no guarantee that mineral resources will be converted to mineral reserves. (1) The mineral resource estimate was prepared by HRC based on data and information available as of December 31, 2015. The 2016 Measured, Indicated and Inferred mineral resources are reported considering a base case estimate that applies a cutoff grade of 5 g/t Au based on the estimated operating costs, historical recoveries, and a $1,265/oz gold price. A complete description of the modeling method, environmental and other project risks will be disclosed in the full technical report to be filed on SEDAR within 45 days. Zachary J. Black. SME-RM, of HRC, is the Qualified Person responsible for completing the updated mineral resource estimate.

The mineral resources are reported in accordance with Canadian Securities Administrators NI 43-101 and have been estimated in conformity with generally accepted Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

The mineral resources are reported at a cut-off grade to reflect reasonable prospects for economic extraction. HRC considers that significant portions of the Willow Creek Project are amenable to underground extraction methods. The "reasonable prospects for economic extraction" requirement referred to in NI 43-101 was tested by applying cutoff of 5 g/t Au. After review of several scenarios considering different metal prices, HRC applied a long-term gold price of US$1,265/oz. Metallurgical recoveries for gold were assumed to be 80%. HRC assumed mining, processing, and G&A costs of US$150.00 per tonne mined. These parameters were selected by HRC to demonstrate that the mineral resources reported meet the test of reasonable prospect for economic extraction.

This updated mineral resource estimate is based on a 3D geologic model constructed using geologic and assay data from approximately 174 historic drill holes (11 Enserch and 163 drilled by Full Metal Mining). Gold values where capped by vein to prevent high grade outlier data from potentially adversely impacting the grade estimation. The capped assay data were then composited into true thickness vein intercepts for grade estimation. Block grades were estimated using a true thickness weighted, inverse distance interpolation method.

Qualified Person

This updated mineral resource estimate was completed by Zachary J. Black, SME-RM, of HRC. Mr. Black has reviewed pertinent geological information in sufficient detail to support the data incorporated in the mineral resource estimate. Mr. Black is an Independent Qualified Person as defined by NI 43-101, and is responsible for the mineral resource estimate presented in this release. Mr. Black has reviewed the content of this news release, and consents to the information provided in the form and context in which it appears.

Data disclosed in this press release have been reviewed and verified by Miranda’s President and CEO, Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Prism Resources, Montezuma Mines Inc. and Gold Torrent Inc.

For more information, related to Miranda: Joe Hebert, President and CEO 775-340-0450

A copy of the full Technical Report will be available on both Miranda and Gold Torrent’s websites at www.mirandagold.com and www.goldtorrentinc.com within 45 days.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.